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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                  ADT LIMITED
                           (Name of Subject Company)

                                  ADT LIMITED
                     (Name of Person(s) Filing Statement)


                   Common Shares, par value $0.10 per share
          (including the associated preference stock purchase rights)
                        (Title of Class of Securities)

                                  000915 10 8
                     (CUSIP Number of Class of Securities)


                               Stephen J. Ruzika
                                 c/o ADT, Inc.
                             1750 Clint Moore Road
                           Boca Raton, FL 33431-0835
                                (561) 988-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)


                                With a copy to:

                            David W. Ferguson, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Ave.
                           New York, New York 10017
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                                 INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 2.  Tender Offer of the Bidder.

      The response to Item 2 is hereby amended and supplemented by replacing the first two paragraphs in their entirety with the following:

      This Statement relates to the exchange offer disclosed in a Registration Statement on Form S- 4 dated December 18, 1996, as amended by Amendment No.
1 dated February 3, 1997, Amendment No. 2 dated February 25, 1997,
Amendment No. 3 dated March 4, 1997 and Amendment No. 4 dated March 14,
1997 (the "Western S-4") by Western, to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding Common Shares (the "Western Offer"). On March 17, 1997 Western commenced the Western Offer, upon the terms and subject to the conditions set forth in the Western S-4 and in a related Letter of Transmittal, to exchange $10.00 net in cash and a number of shares of Western common stock valued at a maximum of $12.50 (depending on a pricing formula) for each of the Common Shares validly tendered on or prior to the Expiration Date (as defined in the Western S-4) of the Western Offer and not properly withdrawn. The consideration proposed to be paid by Western pursuant to the Western Offer is referred to herein as the "Exchange Consideration."

      According to the Western S-4, Western intends, following consummation of the Western Offer, to seek to merge a subsidiary of Western with and into ADT pursuant to applicable law (the "Proposed Western Amalgamation").

Item 7.  Certain Negotiations and Transactions by the Subject Company.

      The response to Item 7 is hereby amended and supplemented by adding the following:

      On March 17, 1997, ADT issued the press release attached hereto as
Exhibit 99.38 and incorporated herein by reference.

      On March 17, 1997, ADT issued the press release attached hereto as
Exhibit 99.39 and incorporated herein by reference.

      ADT has retained Merrill Lynch to render financial advisory services in connection with the transaction described in Exhibit 99.38. Pursuant to the terms of an engagement letter dated March 17, 1997, ADT has agreed to pay Merrill Lynch certain specified fees.

      Item 8.  Additional Information to be Furnished.

      The response to Item 8 is hereby amended and supplemented by replacing the description under the caption "Certain Litigation," in its entirety, with the following:

      Certain Litigation

      On December 18, 1996, Westar Capital, Inc. ("WCI") filed a complaint in the U.S. District Court for the Southern District of Florida (the "Court") against the Company, the directors of the Company and Republic Industries, Inc. ("Republic"). The complaint alleges that the Company and its directors breached their fiduciary duties to WCI and the Company's other shareholders (i) by issuing to Republic a share purchase warrant for 15,000,000 Common Shares (the "Republic Warrant") in connection with a proposed amalgamation with Republic in July 1996 (the "Republic Merger"), (ii) by adopting the Rights Plan, and (iii) by holding shares of the Company in one of the Company's subsidiaries with the intention of voting those shares as needed to entrench existing management. The complaint seeks a court order (i) declaring the Republic Warrant null and void or preventing the Company and Republic from exercising their rights under the Republic Warrant, (ii) directing the Company to redeem the Rights Plan, and (iii) preventing the Company from voting the shares held by its subsidiary. On December 23, 1996, the Court entered an order dismissing the complaint without prejudice on the grounds that the complaint contained inadequate and improper allegations relating to the Court's jurisdiction over the case.

      On December 27, 1996, WCI filed a second complaint with the Court which contains modified allegations relating to the Court's jurisdiction and identical substantive allegations as the prior complaint. On January 3, 1997, WCI filed an amended complaint which, in addition to the allegations made in the prior complaints, alleges that the Company and its directors have attempted to interfere with WCI's voting rights by seeking certain information from WCI pursuant to procedures established in the Company's Bye-Laws. The amended complaint seeks the same relief as the prior complaints and also requests that the Court confirm WCI's voting rights.

      On January 21, 1997, the Court granted WCI leave to file a second amended complaint. The second amended complaint contains the same allegations as the amended complaint and in addition alleges (i) that the Company and its directors breached their fiduciary duties by setting a July 8, 1997 date for a meeting of the Company's shareholders, and (ii) that the Company and its directors violated Section 14(d) of the Securities Exchange Act of 1934, as amended, by making a recommendation to the Company's shareholders regarding the tender offer without first making certain filings with the Securities and Exchange Commission ("SEC"). WCI asks for a court order (i) enjoining the Company from holding the shareholders meeting (the "Special General Meeting") on July 8, 1997, (ii) compelling the Company to hold the Special General Meeting on or before March 20, 1997, and (iii) declaring that the Company has violated Section 14(d) and enjoining the Company from making any further recommendations relating to the tender offer until the required SEC filings are made.

      On January 23, 1997, WCI filed a motion for a preliminary injunction asking the Court to enjoin the Company from holding the Special General Meeting on July 8, 1997, and compelling the Company to hold the Special General Meeting on or before March 20, 1997. The Company and its directors have filed papers in opposition to WCI's motion. On March 4, 1997, WCI filed a supplemental brief in support of its motion for a preliminary injunction representing that WCI is no longer seeking a Special General Meeting on or before March 20, 1997 on the grounds that such a meeting date would now be impractical. In its supplemental brief, WCI requests that the meeting date be set 30 days after its proxy materials for the Special General Meeting are distributed. The Company and its directors have responded to this supplemental motion. As of this date, the Court has not rendered any decision with respect to plaintiff's motion for a preliminary injunction.

      On January 27, 1997, the Company and its directors filed a motion to dismiss the second amended complaint based on, among other things, the Court's lack of personal jurisdiction over the Company and its directors and for failure to state a claim upon which relief can be granted. WCI has filed papers in opposition to the motion. On February 21, 1997, the Court entered an order ruling that the second amended complaint did not adequately plead personal jurisdiction over the ADT defendants. On February 27, 1997, WCI filed a third amended complaint. The third amended complaint contains the same allegations as the second amended complaint and contains additional allegations relating to personal jurisdiction.

      On February 19, 1997, WCI filed a motion for an expedited trial on its claims relating to the Republic Warrant and the shares of ADT held by one of ADT's subsidiaries. WCI has also requested that the Court enter an order providing that it be given five days' notice before the Republic Warrant is exercised. On March 12, 1997, the Court denied that motion.

      On March 11, 1997, the court granted WCI leave to file a fourth amended complaint. The fourth amended complaint contains the same allegations as those in the third amended complaint as well as additional allegations relating to the Amendment to the Rights Plan implemented by the Company on March 3, 1997. In addition to the relief previously requested, the fourth amended complaint seeks judicial nullification of the Amendment to the Rights Plan and a rescission of actions by ADT if shown that a subsidiary of ADT cast decisive votes as a shareholder with respect to those actions.

      On March 17, 1997, the Company and its directors filed a motion to dismiss the fourth amended complaint based on, among other things, the Court's lack of personal jurisdiction over the Company and its directors and for failure to state a claim upon which relief can be granted.

      The Company and the Board believe that the allegations in the WCI's fourth amended complaint are without merit and intend to vigorously defend against them.

      On December 26, 1996, Charles Gachot filed a complaint in the
Circuit Court for the Fifteenth Judicial Circuit in Palm Beach County, Florida against the Company, certain of its directors, Western and WCI. The complaint was brought on behalf of a class of all shareholders of the Company and alleges that Western and WCI have breached their fiduciary duties to the Company's shareholders by offering an inadequate price for the outstanding Common Shares. The complaint seeks to enjoin Western and WCI from acquiring the outstanding Common Shares. The complaint also alleges that the Company and its directors have refused to negotiate with Western and WCI and that the Republic Warrant and the Rights Plan are improper. The complaint seeks unspecified monetary relief from all defendants. The Company and the Board believe that the allegations in Gachot's complaint against the Company and the directors are without merit and intend to vigorously defend against them.

      On February 7, 1997, ADT Operations, Inc. ("ADT Operations"), a subsidiary of ADT, filed a complaint in the Supreme Court of the State of New York, County of New York against The Chase Manhattan Bank, N.A. ("Chase").
The complaint states that Chase has been an important lender and financial advisor to ADT Operations since 1993, and that in the course of this business relationship, ADT Operations has disclosed confidential business information to Chase. The complaint asserts that ADT Operations and Chase expressly agreed that Chase would not aid any third party in a hostile takeover bid for ADT. The complaint alleges that Chase is currently aiding Western in its attempt to take control of ADT and that Chase's actions constitute: (i) a breach of an express agreement between Chase and ADT Operations; (ii) a breach of the implied covenant of good faith that is part of the express agreement between Chase and ADT Operations; and (iii) a breach of the fiduciary duties that Chase owes to ADT Operations. The complaint further alleges that Chase breached a confidentiality agreement with ADT Operations by providing Western with confidential and proprietary information about ADT Operations and ADT and by using such information in assessing whether to aid Western in Western's hostile takeover bid. The complaint also alleges that Chase negligently and/or fraudulently failed to disclose to ADT Operations that Chase was advising Western regarding a possible hostile takeover bid for ADT. The complaint seeks $50 million in monetary damages. The complaint also seeks to enjoin Chase from advising, funding, or participating in Western's attempts to take control of ADT and from disclosing any confidential information regarding ADT Operations and ADT. On March 3, 1997, Chase filed a motion for dismissal of ADT Operations' complaint or, alternatively, summary judgment. This motion is scheduled to be heard on April 11, 1997.

      On February 7, 1997, ADT Operations filed a motion for a preliminary injunction, seeking to enjoin Chase from: (i) advising, funding, or assisting Western in its efforts to take over ADT or participating in these efforts; and (ii) using or disclosing any confidential information that ADT Operations provided to Chase. In addition, ADT Operations has sought expedited discovery on issues regarding the preliminary injunction. On February 19, 1997, Chase filed papers in opposition to this motion. The motion was argued before the Court on February 24, 1997 and is currently pending.

      The foregoing description of litigation is qualified in its entirety by reference to Exhibits 99.15 through 99.37 hereto.

      Item 9.  Material to be Filed as Exhibits.

      The response to Item 9 is hereby amended by adding the following new exhibits:

      Exhibit 99.31 Memorandum of the ADT Defendants in Reply to Plaintiff's
                    Supplemental Memorandum in Support of its Motion for a Preliminary Injunction in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March 10, 1997.

      Exhibit 99.32 Memorandum of the ADT Defendants in Opposition to
                    Plaintiff's Motion for Expedited Trial Westar Capital, Inc.
                    v. ADT Ltd. (S.D. Fla.).

      Exhibit 99.33 Plaintiff's Motion for Leave to File Fourth Amended
                    Complaint in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March 10, 1997.

      Exhibit 99.34 Memorandum of Law in Support of Plaintiff's Motion for
                    Leave to File Fourth Amended Complaint in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March 10, 1997.

      Exhibit 99.35 Fourth Amended Complaint in Westar Capital, Inc. v. ADT
                    Ltd. (S.D. Fla.) dated March 10, 1997.

      Exhibit 99.36 Order denying plaintiff's motion for an expedited trial on certain counts of the complaint and granting defendants' motion for order permitting appearance pro hac vice in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March 12, 1997.

      Exhibit 99.37 Form of Motion and Memorandum of the ADT Defendants in
                    Support of their Motion to Dismiss the Fourth Amended Complaint in Westar Capital, Inc. v. ADT Ltd. (S.D. Fla.) dated March 17, 1997.

      Exhibit 99.38 ADT Press Release dated March 17, 1997.

      Exhibit 99.39 ADT Press Release dated March 17, 1997.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       ADT LIMITED


                                       By:  /s/ Stephen J. Ruzika
                                            _______________________________
                                                Stephen J. Ruzika
                                                Chief Financial Officer,
                                                Executive Vice President
                                                and Director (Principal
                                                Financial Officer and Principal
                                                Accounting Officer)

Dated: March 17, 1997